**Aberdeen Standard Investments ETFs**
**712 Fifth Avenue – 49th Floor**
**New York, New York 10019**

May 23, 2019

**VIA EDGAR**

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Aberdeen Standard Investments ETFs (the "Trust"); File Nos. 811-22986 and 333-198170

Ladies and Gentlemen:

On behalf of the Trust, please find enclosed the following documents for filing pursuant to Rule 17g-1 (the "Rule") of the Investment Company Act of 1940, as amended (the "1940 Act"):

1. A copy of Investment Company Blanket Bond No. B080141967P19, a single insured bond in the amount of $600,000 (the "Bond"); and

2. Resolutions adopted by a majority of the Trustees who are not "interested persons" of the Trust, as defined by Section 2(a)(19) of the 1940 Act, at a meeting of the Board held on April 2, 2019, approving the form and amount of the Bond.

A premium of $2,922.85 was paid for the Bond for the period commencing April 27, 2019 and ending April 27, 2020.

Aberdeen Standard Investments ETFs

/s/ Megan Kennedy

Megan Kennedy
Secretary

## Section B - Crime Policy

### Declarations

Policy Number: B080141967P19

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Item 1. **Named Insured**: Aberdeen Standard Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF (BCD)
Aberdeen Standard Bloomberg All Commodity Strategy K-1 Free ETF (BCI)
Aberdeen Standard Bloomberg WTI Crude Oil Strategy K-1 Free ETF (AOIL) (formerly, Aberdeen Standard Bloomberg Energy Commodity Longer Dated Strategy K-1 Free ETF (BEF))

Principal Address: 712 Fifth Avenue, 49th Floor, New York, NY 10019 USA.

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Item 2. **Policy Period**: From: 27th April, 2019 To: 27th April, 2020

both days at 12:01 a.m. local time at the Principal Address stated in Item 1 above.

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Item 3. **Limit of Liability**: USD 600,000 in the aggregate.

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Item 4. **Single Loss Limit**: USD 600,000, each **Single Loss** reducing to:

4.1 USD 100,000 each **Single Loss** under Insuring Agreement 1.8 (Stop Payment Order Liability);

4.2 USD 100,000 each **Single Loss** under Insuring Agreement 1.9 (Uncollectable Items of Deposit); and

4.3 USD 100,000 each **Single Loss** under Insuring Agreement 1.10 (Audit Expense); and

4.4 USD 100,000 each **Single Loss** under Insuring Agreement 1.11 (Unauthorized Signatures); and

4.5 USD 100,000 each **Single Loss** in respect of the cover provided by sub-clause (e) of the definition of **Computer or Telephonic Fraud**.

---

Item 5. **Sub-Limits**: The following sub-limit applies to the stated cover.

Insuring Agreement 1.13 (Fraudulent Retention of Funds or Property):

NONE in the aggregate

The amount shown above shall be a part of, and not in addition to, the **Limit of Liability**.

---

| | | |
|---|---|---|
| Item 6. | **Single Loss Deductible**: | USD 0, increasing to:<br>6.1 USD 5,000 each **Single Loss** under Insuring Agreement 1.8 (Stop Payment Order Liability);<br>6.2 USD 5,000 each **Single Loss** under Insuring Agreement 1.9 (Uncollectable Items of Deposit); and<br>6.3 USD 5,000 each **Single Loss** under Insuring Agreement 1.10 (Audit Expense); and<br>6.4 USD 5,000 each **Single Loss** under Insuring Agreement 1.11 (Unauthorized Signatures). |
| Item 7. | **Premium**: | USD2,922.85 |
| Item 8. | **Amount of Fund Assets**: | USD160,948,358 |
| Item 9. | **Responsible Person**: | The **First Named Insured's** Chief Compliance Officer (or designated alternate). |
| Item 10. | **Prior Policy**: | Policy Number B080141967P18. |

## Section B - Crime Policy

The **Insurer** hereby undertake and agree, in consideration of the payment, or promise to pay, to the premium specified in the Declarations to indemnify the **Insured** for **Loss Discovered** during the **Policy Period** or the **Extended Reporting Period** (if applicable), up to an amount not exceeding the **Limit of Liability**, to the extent and in the manner provided in this policy.

### 1. Insuring Agreements

#### 1.1 Fidelity

**Loss** resulting from dishonest or fraudulent acts or **Theft** committed by an **Employee** acting alone or in collusion with others.

However, with regards to **Loans** and **Trading**, such dishonest or fraudulent acts or **Theft** must be committed by the **Employee** with the intent to obtain financial benefit for:

(a) the **Employee**; or

(b) any person or organization in collusion with such **Employee**; or

(c) any other person or organization (who were not a counterparty) intended by such **Employee** to make an improper financial benefit.

As used in this Insuring Agreement, "financial benefit" does not include any employee benefits earned in the normal course of employment including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions other than bonuses, commissions or profit sharing paid to an **Employee** for a specific transaction with which such **Employee** was involved and in respect of which that **Employee** had committed a dishonest or fraudulent act covered under this policy.

#### 1.2 On Premises

(a) **Loss** resulting from the physical loss of, destruction of, damage to, or mysterious unexplainable disappearance of **Property** while such **Property** is lodged or deposited within offices or premises located anywhere.

(b) **Loss** resulting from the loss of or damage to:

(i) furnishings, fixtures, supplies or equipment within an office of the **Insured** covered under this policy resulting directly from larceny or theft in or by burglary or robbery of such office, or attempt thereat, or by vandalism or malicious mischief; or

(ii) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

provided that:

1) the **Insured** is the owner of such furnishings fixtures, supplies, equipment, or office or is liable for such loss or damage; and

2) the loss is not caused by fire.

#### 1.3 In Transit

**Loss** resulting from the physical loss of, destruction of, damage to, or mysterious unexplainable disappearance of **Property** while such **Property** is in transit anywhere.

<u>Special Condition</u>

Coverage under this Insuring Agreement begins immediately upon the receipt of such **Property** by the transporting person or organization and ends immediately upon delivery to the designated recipient or its agent.

#### 1.4 Forgery or Alteration

**Loss** resulting from:

(a) **Forgery** or alteration of, on or in any **Negotiable Instrument** (except an **Evidence of Debt**), **Acceptance**, **Withdrawal Order**, receipt for the withdrawal of funds or **Property**, **Certificate of Deposit** or **Letter of Credit**;

(b) transferring, paying, redeeming or delivering funds or **Property** or establishing any credit or giving any value on the faith of any written or printed instructions, advices, requests or applications directed to the **Insured** or any **Financial Organization** acting on behalf of the **Insured**, which instructions, advices, requests or applications purport to have been signed or endorsed by:

(i) any customer or client of the **Insured**;

(ii) any shareholder of or subscriber to shares issued by any **Fund**; or

(iii) any **Financial Organization**,

but which instructions, advices, requests or applications either bear a signature which is a **Forgery** or have been altered without the knowledge and consent of such customer, client, shareholder, subscriber **Financial Organization**;

(c) any **Financial Organization** transferring, paying, redeeming or delivering funds or **Property** or establishing any credit or giving any value on the faith of any written or printed instructions, advices requests or applications which instructions, advices, requests or applications purport to have been signed by or on behalf of the **Insured** or by a **Financial Organization** acting on behalf of the **Insured** but which instructions, advices, requests or applications either bear a signature which is a **Forgery** or have been fraudulently altered.

Special Condition

For the purposes of this Insuring Agreement 1.4, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

1.5 **Securities**

**Loss** resulting from the **Insured**, or any **Financial Organization** acting on behalf of the **Insured**, having in good faith for its own account or for the account of others:

(a) acquired, sold or delivered, or given value, extended credit or assumed liability on the faith of any original:

(i) **Certificated Security**;

(ii) deed, mortgage or other instrument conveying title to or creating or discharging a lien upon real property;

(iii) **Evidence of Debt**;

(iv) **Instruction** to an **Issuer**; or

(v) **Statement of Uncertificated Security**,

which

(1) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a forgery; or

(2) is altered; or

(3) is lost or stolen;

(b) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, **Guarantee** or any items listed in (i) through (v) above;

(c) acquired, sold or delivered, or given value, extended credit or assumed liability on the faith of any item listed in (i) through (v) above which is counterfeit.

Special Condition

For the purposes of this Insuring Agreement 1.5, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

1.6 **Counterfeit Currency**

**Loss** resulting from the receipt or acceptance by the **Insured**, in good faith, of:

(a) any money orders which prove to be **Counterfeit** or to contain an alteration; or

(b) any **Counterfeit Money** of any country.

1.7 **Computer or Telephonic Fraud and Malware**

**Loss** resulting from:

(a) **Computer or Telephonic Fraud**; and/or

(b) the modification or deletion of any **Electronic Data** or **Computer Program** due to **Malware**.

Special Condition

It is agreed that:

1) those **Electronic Communications** which are transmitted through touch tone telephone communication systems or by telex, TWX or telefacsimile; and

2) all **Telephonic Communications**,

must be **Tested**.

1.8 **Stop Payment Order Liability**

**Loss** resulting from any and all sums which the **Insured** shall become obligated to pay by reason of liability imposed upon the **Insured** by law for damages:

(a) for having either complied with or failed to comply with any written notice of any customer or client of the **Insured**, any shareholder of or subscriber to shares issued by any **Fund** or any authorized representative of such customer, client, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, client, shareholder or subscriber or any authorized representative of such customer, client, shareholder or subscriber; or

(b) for having refused to pay any check or draft made or drawn by any customer or client of the **Insured**, any shareholder of or subscriber to shares issued by any **Fund** or any authorized representative of such customer, client, shareholder or subscriber.

1.9 **Uncollectable Items of Deposit**

**Loss** resulting from:

(a) payments of dividends or fund shares, or withdrawals permitted from an account of a customer or client of the **Insured** or any shareholder of or subscriber to shares issued by any **Fund** based upon uncollectible items of deposit of a customer, client, shareholder or subscriber credited by the **Insured** or the **Insured's** agent to the Mutual Fund Account of such customer, client, shareholder or subscriber; or

(b) any item of deposit processed through an automated clearing house which is reversed by a customer or client of the **Insured** or a shareholder of or subscriber to shares issued by any **Fund** and deemed uncollectible by the **Insured**.

**Loss** includes dividends and interest accrued not to exceed fifteen per cent (15%) of the uncollectible items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for uncollectible items of deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any **Insured** Fund(s).

1.10 **Audit Expense**

**Loss** resulting from expense incurred by the **Insured** for that part of audits or examinations required by any governmental regulatory authority or **Self-Regulatory Organization** to be conducted by such governmental regulatory authority or **Self-Regulatory Organization** or by an independent accountant or other person, by reason of the discovery of **Loss** sustained by the **Insured** and covered by this policy.

1.11 **Unauthorized Signatures**

**Loss** resulting from the **Insured** having accepted, paid or cashed any check or withdrawal order made or drawn on an account of a customer or client of the **Insured** or any shareholder of or subscriber to shares issued by any **Fund** which bears the signature or endorsement of one other than a person whose name and signature is on file with the **Insured** as a signatory on such account.

Special Condition

The **Insured** shall have on file signature of all persons who are signatories on such account.

1.12 **Larceny and Embezzlement**

**Loss** and costs directly arising from larceny and embezzlement, covering each officer and employee of the **Insured**, who may singly, or jointly with others, have access to securities or funds of the **Insured**, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities.

1.13 **Fraudulent Retention of Funds or Property**

**Loss** resulting from the **Fraudulent Retention** by a third party recipient of any funds or **Property**, as a direct result of:

(a) the misdirection or erroneous transfer of such funds or **Property** by the **Insured** or by a **Financial Organization** acting upon instructions from the **Insured**, to a third party recipient account other than that actually intended; or

(b) the transfer of such funds or **Property** by the **Insured** or by a **Financial Organization** acting upon instructions from the **Insured**, to a third party recipient account in an amount greater than that actually intended.

Special Condition

The **Insured** shall make reasonable efforts to secure the recovery of such funds or **Property**.

Sub-Limit of Liability

The **Insurer's** maximum aggregate limit of liability under this Insuring Agreement shall be sub-limited to the amount stated under Item 5 of the Declarations.

1.14 **Extortion**

**Loss** resulting from the loss of **Property** surrendered away from an office of the **Insured** or the transfer of funds as a result of a threat communicated to the **Insured**:

(a) to do bodily harm to a director, officer, trustee or **Employee** of the **Insured**, or a relative or an invitee of such director, officer, trustee, **Employee**, who is, or allegedly is, being held captive or under threat;

(b) to damage the premises, property (including **Property**) or other assets of the **Insured** or for which the **Insured** are legally liable;

(c) to delete or modify the **Insured's Computer Programs** or the **Insured's Electronic Data**;

(d) to sell or disclose confidential information to another person or party by reason of having gained unauthorized access to the **Insured's Computer System**;

(e) to compromise the security, confidentiality or integrity of confidential information stored within the **Insured's Computer System**;

(f) to cause the **Insured** to transfer, pay or deliver any funds or property (including **Property**) by means of a **Computer System** used or operated by the **Insured**;

(g) to spread **Malware** from the **Insured's Computer System** to the **Computer Systems** of others;

(h) to interrupt the **Insured's** normal operations by means of a denial of service attack on the **Insured's Computer System**.

Special Conditions

It is agreed that prior to the surrender of such **Property** or transfer of funds:

(i) in relation to the threats set out in sub-clauses (a) through (h) above inclusive - the person receiving the threat has made a reasonable effort to report the extortionist's threat to a director of the **Insured**;

(ii) in relation to the threats set out in sub-clauses (a) and (b) above - a reasonable effort has been made to report the extortionist's threat to local law enforcement authorities; and

(iii) in relation to the threats set out in sub-clauses (c) through (h) above inclusive - the aforementioned director is satisfied that the person making the threat is both capable of carrying it out and reasonably likely to do so and that the threatened action is technologically feasible.

1.15 **Fraudulently Induced Instructions (Social Engineering Fraud)**

**Loss** resulting from a **Fraudulently Induced Instruction**.

Special Exclusion

This Insuring Agreement does not cover **Loss** which is covered by any other Insuring Agreement within this policy.

## 2. Extensions

2.1 **Interpretation**

This policy shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 of the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of **Property** resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the **Insured**), such that the definition of **Loss** herein shall include an **Insured's** legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of **Property**.

2.2 **Difference in Conditions**

If the **Insurer** is not liable for **Loss** under this policy, but cover for the same **Loss** would (but for the time at which such **Loss** was **Discovered**) have been available to any **Insured** based upon the terms, conditions and exclusions of the **Prior Policy**, then this policy shall provide cover in accordance with the terms, conditions and exclusions of the **Prior Policy**.

If the amount of any sub-limit or any single loss limit under the **Prior Policy** for any **Loss** is greater than any sub-limit or any single loss limit provided by this policy for the same **Loss**, then the sub-limit or any single loss limit under this policy for such **Loss** shall be increased to the same amount as that provided under the **Prior Policy**.

The Declarations shall be deemed to be amended accordingly in accordance with this provision with respect to the relevant **Loss**.

In no way shall this extension serve to increase the **Limit of Liability**, and all sub-limits and single loss limits payable under this policy shall be part of, and not in addition to, the **Limit of Liability**.

## 3. General Conditions

### 3.1 Nominees

**Loss** sustained by any nominee organized by the **Insured** for the purpose of handling certain of its business transactions and composed exclusively of its **Employees** shall, for all the purposes of this policy and whether or not any partner of such nominee is implicated in such **Loss**, be deemed to be **Loss** sustained by the **Insured**.

### 3.2 Additional Exposures

(a) Additional Offices

Except as provided in sub-clause (b) below, this **policy** shall apply to any additional office(s) established by the **Insured** during the **Policy Period** and to all **Employees** during the **Policy Period**, without the need to give notice thereof or pay additional premiums to the **Insurer** for the **Policy Period**.

(b) Merger or Consolidation

If during the **Policy Period**, an **Insured** shall merge or consolidate with an institution in which such **Insured** is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquires or creates a separate investment portfolio, and shall within sixty (60) days notify the **Insurer** thereof, then this policy shall automatically apply to the **Property** and **Employees** resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the **Insurer** may make such coverage contingent upon the payment of an additional premium.

(c) Acquisition or Creation of Funds

(i) If during the **Policy Period**, an **Insured** creates or acquires a fund, other than by reason of the events described in sub-clause (b) above; and if the total consolidated assets of such fund are less than or equal to the amount set forth in Item 8 of the Declarations then, subject to all the other provisions of this policy, coverage shall automatically apply to any **Loss** sustained by that fund.

(ii) If during the **Policy Period**, an **Insured** creates or acquires a fund, other than by reason of the events described in sub-clause (b) above; and if the total consolidated assets of such fund are greater than the amount set forth in Item 8 of the Declarations, no coverage shall apply to any **Loss** sustained by that fund unless the **Insured** provides the **Insurer** with full particulars of such acquisition or creation, agrees to any additional premium and/or amendment of the provisions of this policy the **Insurer** requires and pays any premium required.

(iii) There shall be no coverage for:

1) any **Loss** sustained by any such fund resulting from an act committed or an event occurring prior to the consummation of a transaction described in (i) or (ii) above; or

2) any **Loss** sustained by any such fund resulting from an act whenever committed or an event whenever occurring, which together with an act committed or an event occurring prior to the consummation of such transaction, would constitute a **Single Loss**.

In no event shall any transaction among **Insureds** constitute an acquisition or creation of funds.

(d) Fund Name Changes

If during the **Policy Period**, a fund changes its legal name in accordance with the organizational documents of such fund and, if applicable, in accordance with state law, and such name change does not occur in connection with a transaction described in sub-clauses (b) or (c) above, then such fund shall automatically qualify as an insured fund under its new name, in addition to its prior name.

3.3 **Representation of Insured**

The **Insured** represents that the information furnished in the **Application** is complete, true and correct, to the best of the knowledge of the person who completed such **Application**.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the **Application** or otherwise, which was deliberately made with the intent to deceive, shall be grounds for the rescission of this policy.

3.4 **Joint Insured**

If two or more **Insureds** are covered under this policy, the **First Named Insured** shall act for all **Insureds**. Payment by the **Insurer** to the **First Named Insured** of **Loss** sustained by any **Insured** shall fully release the **Insurer** on account of such **Loss**. If the **First Named Insured** ceases to be covered under this policy, the remaining **Named Insured** shall agree with the **Insurer** as to which one of them shall act on behalf of the all of the remaining **Insureds** (including but not limited to the receipt of any **Loss** payments). The liability of the **Insurer** for **Loss** which the **Insurer** would have been liable had all such **Loss** or **Losses** been sustained by one **Insured** will not exceed the **Limit of Liability**.

3.5 **Legal Proceedings Against the Insured**

The **Insurer** will indemnify the **Insured** against court costs and reasonable legal costs, charges, fees, disbursements and expenses incurred and paid by the **Insured** in defense of any **Legal Proceeding**.

The **Insureds**, and not the **Insurer**, have the duty to defend any **Legal Proceeding**. The **Insurer** shall be entitled to effectively associate with the **Insured** in the defense and the negotiation of any settlement of such **Legal Proceeding** if it that appears reasonable likely that such **Legal Proceeding** will involve the **Insurer** making payment under this policy. The **Insured** shall provide all reasonable information and assistance required by the **Insurer** in connection with such **Legal Proceeding**.

## 4. Exclusions

This policy does not cover:

4.1 **Loss** resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreement 1.1, 1.4, 1.5 or 1.7.

4.2 **Loss** due to military, naval or usurped power, war or insurrection unless such **Loss** occurs in transit in the circumstances recited in Insuring Agreement 1.3, and unless, when such transit was initiated there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the **Insured** in initiating such transit.

4.3 **Loss** resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity.

This exclusion shall not apply to **Loss** resulting from industrial uses of nuclear energy.

4.4 **Loss** resulting directly or indirectly from any director or trustee of the **Insured** (other than one employed as a salaried, pensioned or elected official or an **Employee** of the **Insured**), except:

(a) when performing acts coming within the scope of the usual duties of an **Employee**; or

(b) while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the **Insured** to perform specific, as distinguished from general, directorial acts on behalf of the **Insured**.

4.5 **Loss** resulting directly or indirectly from the complete or partial non-payment of, or default upon, any loan or transaction involving the **Insured** as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or **Evidences of Debt**, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretences; except when covered under Insuring Agreements 1.1, 1.4, 1.5, 1.7 or 1.15.

4.6 **Loss** resulting from any violation by the **Insured** or by any **Employee**:

(a) of any law regulating:

(i) the issuance, purchase or sale of securities;

(ii) securities transactions upon security exchanges or over the counter market;

(iii) investment companies; or

(b) of any rule or regulation made pursuant to any such law, unless it is established by the **Insured** that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the **Insured** in a similar amount in the absence of such laws, rules or regulations,

unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement 1.1, 1.4 or 1.5.

4.7 **Loss** resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the **Insured**, funds or **Property** of the **Insured** held by it in any capacity, except when covered under Insuring Agreements 1.1, 1.2 or 1.7.

4.8 **Loss** caused by a dishonest, fraudulent, malicious or criminal act of an **Employee**, except when covered under Insuring Agreement 1.1 or when covered under Insuring Agreement 1.2 or 1.3 and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to the **Property**.

4.9 **Loss** resulting directly or indirectly from transactions in an account of a customer or client of the **Insured** or any shareholder of or subscriber to shares issued by any **Fund**, whether authorized or unauthorized.

This exclusion does not apply:

(a) when such **Loss** results directly or indirectly from unlawful withdrawal and conversion of **Money**, securities or precious metals, directly from an account of a customer or client of the **Insured** or any shareholder of or subscriber to shares issued by any **Fund** by an **Employee**, provided such unlawful withdrawal and conversion is covered under Insuring Agreement 1.1;

(b) when such **Loss** is covered by Insuring Agreement 1.7.

4.10 damages resulting from any civil, criminal or other legal proceeding in which the **Insured** is adjudicated to have engaged in racketeering activity, except when the **Insured** establishes that the act or acts giving rise to such damages were committed by an **Employee** under circumstances which result directly in a loss to the **Insured** covered by Insuring Agreement 1.1. For the purposes of this exclusion "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended.

4.11 **Loss** through the surrender of property away from an office of the **Insured** as a result of a threat:

(a) to do bodily harm to any person, except loss of property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the **Insured** of any such threat; or

(b) to do damage in the premises of property of the **Insured**,

except when covered under Insuring Agreement 1.1, 1.7 or 1.14.

4.12 **Loss** resulting directly or indirectly from payments made or withdrawals from an account of a customer or client of the **Insured** or any shareholder of or subscriber to shares issued by any **Fund** involving erroneous credits to such account.

This exclusion does not apply:

(a) when such payments or withdrawals are physically received by such customer, client, shareholder or subscriber or a representative of such customer, client, shareholder or subscriber who is within the office of the **Insured** at the time of such payment or withdrawal;

(b) when such **Loss** is covered under Insuring Agreement 1.1, 1.7 or 1.15.

4.13 **Loss** involving items of deposit, which are not finally paid for any reason, including but not limited to **Forgery** or any other fraud, except when covered under Insuring Agreement 1.1, 1.7, 1.9 or 1.15.

4.14 **Loss** resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements 1.1, 1.5, 1.6 or 1.7.

4.15 loss of any tangible item of personal property which is not specifically enumerated in the definition of **Property** if such property is specifically covered by other insurance of any kind and in any amount obtained by the **Insured**.

4.16 loss of property while in the mail.

4.17 loss of potential income, including but not limited to interest and dividends, not received by the **Insured** because of a loss covered under this policy, except when covered under Insuring Agreement 1.9.

4.18 damages of any type for which the **Insured** is legally liable, except compensatory damages, but not multiples thereof, arising directly from a **Loss** covered under this policy.

4.19 all costs, charges, fees, disbursements and expenses incurred by the **Insured**:

(a) in establishing the existence of or amount of **Loss** covered under this policy, other than **Preparation Costs** or except to the extent covered under Insuring Agreement 1.10; or

(b) as a party to any legal proceeding whether or not such legal proceeding exposes the **Insured** to **Loss** covered by this policy, except to the extent covered under General Condition 3.5 (Legal Proceedings Against the Insured).

4.20 indirect or consequential loss of any nature, other than **Preparation Costs** or **Verification and Reconstitution Costs** or except to the extent covered under Insuring Agreement 1.10.

4.21 loss due to liability imposed upon the **Insured** as a result of the unlawful disclosure of non-public material information by the **Insured** or any **Employee**, or as a result of any **Employee** acting upon such information, whether authorized or unauthorized, except to the extent covered under Insuring Agreement 1.15.

Insuring Agreement 1.7 of this policy does not cover any **Loss**:

4.22 caused by an identifiable **Employee** or a person or persons in collusion with an identifiable **Employee**, except to the extent covered under Insuring Agreement 1.15.

Prior knowledge by any **Employee** that a fraudulent or malicious act by any other person or persons, has been or will be perpetrated, shall for the intent and purpose of this policy be deemed to be collusion if such **Employee** willfully or deliberately withholds knowledge from the **Insured** of any such act. Such withholding of knowledge from the **Insured** because of a threat to do bodily harm to any person or damage to the **Insured's** premises or property shall not be deemed to be or to constitute collusion.

4.23 resulting from the accessing of any confidential information.

This exclusion shall not apply:

(a) to the extent that such confidential information is used to support or facilitate the commission of an act covered under this policy;

(b) to the extent that such **Loss** covered under Insuring Agreement 1.15.

4.24 resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, **Recording Media** failure or breakdown or any malfunction or error in programming or errors or omissions in processing.

This exclusion shall not apply:

(a) to the extent that the occurrence of any of the events listed in the above enables the commission of an act covered under this policy;

(b) to the extent that such **Loss** covered under Insuring Agreement 1.15.

4.25 by reason of the input of **Electronic Data** by a third party who had authorized access to an authentication mechanism.

This exclusion shall not apply:

(a) where the third party referred to above obtained access beyond the level for which that third party was authorized;

(b) theft of funds or **Property** transferred to any third party recipient as a result of any such input, provided there is no collusion between such third party recipient and the person effecting such transfer and that it is a condition of coverage hereunder that the **Insured** takes all reasonable steps to secure the recovery of such funds;

(c) to the extent that such **Loss** covered under Insuring Agreement 1.15.

4.26 resulting from **Computer Programs** which were corrupted or which contained fraudulent or malicious features at the time of their acquisition from a vendor or consultant, where those **Computer Programs** were developed for sale to or are sold to multiple consumers.

This exclusion shall not apply:

(a) where no other purchaser of said **Computer Programs** has notified the same vendor or consultant of the same fraudulent features during a period of sixty (60) days from the date of **Discovery**;

(b) if, at the time of **Discovery**, such fraudulent features were contained solely on the **Computer Programs** sold to the **Insured**;

(c) if such fraudulent features were inserted subsequent to the date of acquisition by the **Insured**;

(d) to the extent that such **Loss** covered under Insuring Agreement 1.15.

## 5. Loss Discovered

This policy applies to **Loss Discovered** by the **Insured** during the **Policy Period** or the **Extended Reporting Period** (if applicable).

## 6. Aggregate and Single Loss Limits of Liability

### 6.1 Aggregate Limit of Liability

The **Insurer's** total liability for all **Losses** discovered during the **Policy Period** shall not exceed the **Limit of Liability**. The **Limit of Liability** shall be reduced by the amount of any payment made under the terms of this policy.

Upon exhaustion of the **Limit of Liability** by such payments:

(a) the **Insurer** shall have no further liability for **Loss** or **Losses** regardless of when discovered and whether or not previously reported to the **Insurer**; and

(b) the **Insurer** shall have no obligation under General Condition 3.5 to continue the defense of the **Insured**, and upon notice by the **Insurer** to the **Insured** that the **Limit of Liability** has been exhausted; the **Insured** shall assume all responsibility for its defense at its own cost.

The **Limit of Liability** shall not be increased or reinstated by any recovery made and applied in accordance with Section 9.3. In the event that a loss of **Property** is settled by the **Insurer** through the use of a lost instrument bond, such loss shall not reduce the **Limit of Liability**.

6.2 **Single Loss Limit of Liability**

Subject to the **Limit of Liability**, the **Insurer's** liability for each **Single Loss** shall not exceed the applicable **Single Loss Limit** shown in Item 4 of the Declarations. If a **Single Loss** is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable **Single Loss Limit**.

## 7. Notice/Proof - Legal Proceedings against Insurer

7.1 The **Insured** shall give written notice to the **Insurer** of any **Loss** as soon as reasonably practicable after it has been **Discovered** and in any event within sixty (60) days after the end of the **Policy Period**.

7.2 The requirement contained in sub-clause 7.1 above to give notice of a **Loss** shall be suspended and of no effect and/or modified (as the case may be) if such notice is in respect of a **Restricted Notification**.

The suspension and/or modification of the requirement to notify the **Insurer** of any **Loss** under sub-clause 7.1 above in respect of a **Restricted Notification** shall end when and to the extent that the relevant legal or regulatory prohibition is lifted. Such notification, if permitted to do so by the relevant regulatory, police or prosecuting authority, shall be accompanied by evidence as to why the **Insured** was initially prevented from disclosing the existence of or details of any **Loss** to the **Insurer**. On notification of the **Loss** (in accordance with the foregoing), such **Loss** shall be deemed to have been **Discovered** and the **Insurer** notified at the time the **Responsible Officer** first became aware of the **Loss**.

7.3 Within six (6) months after such **Discovery** (or, where a **Restricted Notification** applies, within six (6) months of the **Responsible Person** first becoming aware that the relevant legal or regulatory prohibition has been lifted), the **Insured** shall furnish to the **Insurer** proof of loss, duly sworn, with full known particulars. At the **Insured's** request, and upon agreement of the **Insurer**, such period of time shall be extended to permit the **Insured** more time to determine the amount and/or particulars of its loss.

7.4 Lost **Certificated Securities** listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

7.5 Legal proceedings for the recovery of any **Loss** hereunder shall not be brought prior to the expiration of sixty (60) days after the original proof of **Loss** is filed with the **Insurer**.

7.6 This policy affords coverage only in favour of the **Insured**. No suit, action or legal proceedings shall be brought hereunder by anyone other than the named **Insured**.

7.7 If the **Insured** is an institution under the supervision of the Federal Home Loan Bank Board, it is understood and agreed that in case of any **Loss** hereunder discovered either by the **Insured** or by the Federal Home Loan Bank of which the **Insured** is a member, the said Federal Home

Loan Bank is empowered to give notice of the **Loss** to the **Insurer** within the period limited therefore.

## 8. Valuation

8.1 Deductions

In determining the amount collectible under this policy for any **Loss**, all funds received and able to be lawfully retained by the **Insured** from any source whatsoever in connection with any matter from which a claimed **Loss** has arisen, including payments and receipts of principal, interest, dividends, commissions and the like, whenever received, shall be deducted from the amount actually paid out, advanced, taken or otherwise lost. The value of all property (including **Property**) received and able to be lawfully retained by the **Insured** from any source whatsoever in connection with any matter from which a claimed **Loss** has arisen, whenever received, shall likewise be deducted from the **Insured's** claimed **Loss**. It is understood, however, that nothing in this policy shall be construed to mean that a claim is not recoverable hereunder until the amount of such deductions have been ascertained.

8.2 Securities

(i) If **Certificated Securities** are able to be reissued then the **Insured** may reissue them, or arrange for them to be reissued, with the prior approval of the **Insurer** (such approval shall not be unreasonably delayed or withheld) and the value of those **Certificated Securities** shall be the actual cost of their reissue plus any interest charges incurred in doing so.

(ii) To the extent that the **Limit of Liability** is not exhausted by the **Insured** in the reissuing of **Certificated Securities** in accordance with sub-clause 8.2 (i) above, the amount of **Loss** shall also include any premium required to be paid by the **Insured** to purchase lost instrument bonds for the reissuing of duplicate **Certificated Securities** without reference to their total face value.

(iii) The amount of **Loss** shall also include any sums which the **Insured** may be required to pay either during the **Policy Period** or any time thereafter by reason of any lost instrument bonds issued or purchased by the **Insured** as referred to in sub-clause clause 8.2 (ii) above.

(iv) The **Insured** shall pay the cost of obtaining such lost instrument bond referred to in sub-clause clause 8.2 (iii) above for that portion of the **Loss** which falls within the applicable deductible amount or which is in excess of the **Limit of Liability** remaining available for the payment of **Loss**.

(v) The **Insurer** shall reimburse the **Insured** for the cost of obtaining such lost instrument bond referred to in sub-clause clause 8.2 (iii) above for the amount of **Loss** which exceeds the applicable deductible amount and is within the **Limit of Liability**.

(vi) If for any reason it is not possible to re-issue **Certificated Securities** the value of such **Certificated Securities** shall be determined by the closing London market value of such **Certificated Securities** on the day of **Discovery** of the **Loss** (or if **Discovered** during a weekend or national holiday, on the next business day thereafter). The basis of valuation shall include any accrued interest (including coupons), dividends and privileges up to the date of **Discovery** of the **Loss**.

(vii) The valuation of **Certificated Securities** shall include external interest or interest charges up to the date of **Discovery** of the **Loss** necessarily incurred by the **Insured**, or for which the **Insured** is legally liable, as the direct result of a loss of **Certificated Securities** covered under this policy.

(viii) In case of a loss of subscription, conversion, redemption or other similar privileges the value of such privileges shall be the closing London market value of such privileges immediately preceding the expiration thereof.

8.3 Precious Metals

The value of precious metals shall be determined by their average London market value on the day of **Discovery** of the **Loss** (or if **Discovered** during a weekend or national holiday, on the next business day thereafter).

8.4 Electronic Data, Electronic Communications and Computer Programs

(i) To the extent that a **Loss** comprises solely the cost of reconstituting **Electronic Data**, **Electronic Communications** or **Computer Programs** following the **Impairment** of such **Electronic Data**, **Electronic Communications** or **Computer Programs**, the valuation of such **Electronic Data**, **Electronic Communications** or **Computer Programs** shall be the cost of labor for the actual transcription or copying in order to reproduce such **Electronic Data**, **Electronic Communications** or **Computer Programs**, including the cost of purchasing a software licence necessary to reproduce such **Electronic Data**, **Electronic Communications** or **Computer Programs**.

If **Electronic Data** or **Computer Programs** were purchased from a third party, the valuation of such **Electronic Data** or **Computer Programs** shall include the purchase price of that **Electronic Data** or **Computer Programs** from that third party if that price is less than the cost of transcription or copying.

(ii) If **Electronic Data** cannot be reproduced and that **Electronic Data** represents:

1) securities, or other instruments having a value, then the valuation shall be as indicated in sub-clause 8.2 (Securities) above; or

2) **Evidences of Debt**, then the valuation of such items shall be as indicated in sub-clause 8.2 (Securities) above; if such **Evidences of Debt** cannot be valued as indicated in sub-clause 8.2 (Securities) above, then the **Evidences of Debt** shall be valued in accordance with sub-clause 8.8 (Lending) below. In the event that it is not possible to value the **Evidences of Debt** as indicated in sub-clause 8.2 (Securities) above or in accordance with in sub-clause 8.8 (Lending) below, then the valuation of such **Evidences of Debt** shall be the actual monetary value of the debt on the day of **Discovery** of the **Loss** (or if **Discovered** during a weekend or national holiday, on the next business day);

3) **Money**, then the valuation of such **Electronic Data** shall be its actual monetary value at the time of the **Loss**. However, in the event that such **Loss** is suffered in a currency other than the currency stated in the Declarations, then the valuation of such **Electronic Data** shall be as indicated in sub-clause 8.9 (Currency Valuation) below.

8.5 Recording Media

The value of **Recording Media** shall be the replacement cost of **Recording Media** of the equivalent kind or quality plus the value of any **Electronic Data** or **Computer Programs** stored on such **Recording Media**, as described in sub-clause 8.4 (Electronic Data, Electronic Communications and Computer Programs) above.

8.6 Books of Accounts and Records

The value of books of accounts or other records used by the **Insured** in the conduct of their business, shall be the cost of blank books, blank pages or other materials plus the cost of labor and computer time for the actual transcription or copying of data which shall have been furnished by the **Insured** in order to reproduce such books and other records.

8.7 Other Property

In the case of the loss of, damage to, or destruction of any property (including **Property**) other than as described in sub-clauses 8.2 to 8.6 above, the value of such property (including **Property**) shall be the actual cash value of such property (including **Property**) on the day of **Discovery** (or if **Discovered** during a weekend or national holiday, on the next business day thereafter).

8.8 Lending

The value of **Lending** shall be the amount of monies paid out, advanced or withdrawn by the **Insured** in relation to such **Lending** (subject always to sub-clause 8.1 (Deductions) above).

8.9 Currency Valuation

In the event that a **Loss** is suffered in a currency other than the currency stated in the Declarations, the rate of exchange applicable thereto for the purposes of determining the valuation of **Loss** shall be the closing mid-spot rate on the London market on the day of **Discovery** of its **Loss** (or if **Discovered** during a weekend or national holiday, on the next business day thereafter).

## 9. Assignment-Subrogation-Recoveries-Cooperation

9.1 In the event of payment under this policy, the **Insured** shall deliver, if so requested by the **Insurer**, an assignment of such of the **Insured's** rights, title and interest and causes of action as it has against any person or entity to the extent of the **Loss** payment.

9.2 In the event of payment under this policy, the **Insurer** shall be subrogated to all of the **Insured's** rights of recovery therefore against any person or entity to the extent of such payment, provided, however, that the **Insurer** shall not be subrogated to any such rights or claims one named **Insured** under this policy may have against another named **Insured** under this policy.

9.3 Any recoveries (whether effected by the **Insurer** or by the **Insured**) shall be applied net of the expense of such recovery in the following order:

(a) firstly to the satisfaction of the **Insured's Loss** which would otherwise have been paid but for the fact that it is in excess of either the **Limit of Liability** or the **Single Loss Limit**;

(b) secondly, to the **Insurer** as reimbursement of amounts paid in settlement of the **Insured's** claim, and

(c) thirdly, to the **Insured** in satisfaction of any deductible amount.

Recovery on account of **Loss** of securities as set forth in Section 8.2 or recovery from reinsurance and/or indemnity of the **Insurer** shall not be deemed a recovery as used herein.

9.4 Upon the **Insurer's** request and at reasonable times and places designated by the **Insurer** the **Insured** shall:

(a) submit to examination by the **Insurer** and subscribe to the same under oath; and

(b) produce for the **Insurer's** examination all pertinent records; and

(c) cooperate with the **Insurer** in all matters pertaining to the **Loss**.

9.5 The **Insured** shall execute all papers and render assistance to secure the **Insurer** the rights and causes of action provided for herein. The **Insured** shall do nothing after discovery of **Loss** to prejudice such rights or causes of action.

## 10. Limit of Liability under this Policy and Prior Insurance

10.1 With respect to any **Loss** set forth in Section 6 of this policy which is recoverable or recovered in whole or in part under any other bonds or policies issued by the **Insurer** to the **Insured** or to any predecessor in interest of the **Insured** and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such **Loss** thereunder is **Discovered**, the total liability of the **Insurer** under this policy and under such bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such **Loss** or the amount owed to the **Insured** under such other bonds or policies, as limited by terms and conditions thereof, for any such **Loss** if the latter amount be the larger.

10.2 If the coverage of this policy supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an insurer other than the **Insurer** and terminated, canceled or allowed to expire, the **Insurer**, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery or loss there under, shall be liable under this policy only for that part of such **Loss** covered by this policy as is in excess of the amount recoverable or recovered on account of such **Loss** under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

## 11. Other Insurance

11.1 The insurance provided by this policy shall apply as excess over any more specific valid and collectible insurance (except in respect of any insurance specifically written as excess layer insurance to this policy).

11.2 In the event that the amount recoverable from any more specific valid and collectible insurance by the **Insured** exceeds the amount of the retention under this policy, such retention shall not be applied in calculating the indemnity due from the **Insurer** under this policy.

## 12. Ownership

This policy shall apply to loss of **Property**: (1) owned by the **Insured**; (2) held by the **Insured** in any capacity; or (3) for which the **Insured** is legally liable. This policy shall be for the sole use and benefit of the **Insured** named in the Declarations.

## 13. Deductible Amount

The **Insurer** shall be liable hereunder only for the amount by which any **Single Loss** exceeds the **Single Loss** deductible amount for the Insuring Agreement or Coverage applicable to such **Loss**, subject to the **Limit of Liability** and the applicable **Single Loss Limit**.

## 14. Termination or Cancelation

14.1 This policy terminates as an entirety upon occurrence of any of the following:

(a) sixty (60) days after the receipt by the **Insured** of a written notice from the **Insurer** of its desire to cancel this policy; or

(b) immediately upon the receipt by the **Insurer** of a written notice from the **Insured** of its desire to cancel this policy; or

(c) immediately upon the taking over of the **Insured** by a receiver or other liquidator or by State or Federal officials; or

(d) immediately upon the taking over of the **Insured** by another institution; or

(e) immediately upon exhaustion of the **Limit of Liability**; or

(f) immediately upon expiration of the **Policy Period**.

14.2 This policy terminates as to the subsequent acts of any **Employee** or any partner, officer or employee of any processor – (a) as soon as any **Insured**, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act or **Theft** committed by such person at any time, whether in the employment of the **Insured** or otherwise, whether or not of the type covered under Insuring Agreement 1.1, against the **Insured** or any other person or entity, without prejudice to the loss of any **Property** then in transit in the custody of such person, or (b) fifteen (15) days after the receipt by the **Insured** of a written notice from the **Insurer** of its desire to cancel this policy as to such person.

14.3 Termination of the policy as to any **Insured** terminates liability for any **Loss** sustained by such **Insured** which is **Discovered** after the effective date of such termination.

14.4 Notwithstanding anything to the contrary contained in this Section 14, this policy shall not be canceled, terminated or modified except after written notice shall have been given by the acting party to the affected party and the Securities and Exchange Commission not less than sixty (60) days prior to the effective date of cancelation, termination or modification.

14.5 If the **Insured** is an institution **Insured** by the Federal Savings and Loan Insurance Corporation, termination or cancelation of this policy in its entirety, whether by the **Insured** or the **Insurer**, as provided in parts (a) and (b) in the first paragraph of this Section 14, shall not take effect prior to the expiration of ten (10) days from the receipt by the Federal Home Loan Bank of which the **Insured** is a member of written notice of such termination or cancelation unless an earlier date of termination or cancelation is approved by said Federal Home Loan Bank.

## 15. Notice Provisions

This policy shall not be canceled or terminated as provided in Section 14, or modified by rider, except after written notice shall have been given by the acting party to the affected party, and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such cancelation, termination or modification.

## 16. Extended Reporting Period

16.1 If the **Insurer** or the **Insured** cancel or decline to renew this policy, the **Insured** shall have the right, upon payment of an additional premium of sixty per cent (60%) of the **Full Annual Premium**, to an extended reporting period of one hundred and eighty (180) days or upon payment of an additional premium of one hundred per cent (100%) of the **Full Annual Premium**, to an extended reporting period of three hundred and sixty five (365) days following the effective date of such cancelation or non-renewal in which to give written notice to the **Insurer** of any **Loss Discovered** during such extended reporting period arising out of acts committed or events occurring prior to the end of the **Policy Period** and otherwise covered by this policy.

16.2 The rights contained in this Section 16 shall terminate, however, unless written notice of such election together with the additional premium due is received by the **Insurer** within thirty (30) days of the effective date of cancelation or non-renewal. The additional premium for the extended reporting period shall be fully earned at the inception of the extended reporting period. The extended reporting period is not cancelable. The rights contained within this Section 16 shall not apply to any cancelation of this policy resulting from non-payment of premium.

## 17. Definitions

- **Acceptance** means a draft, which the drawee has, by signature written thereon, engaged to honor as presented.

- **Account Code** means a confidential and protected string of characters that identifies or authenticates a person and permits said person to gain access to a **Telephone System** for the purpose of making long distance toll calls or utilizing voice mail box messaging capabilities or other similar functional features of a **Telephone System**.

- **Application** means:

  (a) the application for this policy, any attachment to any such application, any other materials submitted with or incorporated into any such application and any documents submitted to the **Insurer** specifically in connection with the underwriting of this policy; and,

  (b) to the extent made by or required of the **Insureds**:

  any public documents filed during the twelve (12) month period immediately prior to the inception date of this policy by the **First Named Insured** with the Securities and Exchange Commission or any similar federal, state, local or foreign regulatory body, and any other written public statement or certification required by law to be made by the Chief Executive Officer, Chief Financial Officer or other Executive Officer of the **First Named Insured** regarding the accuracy, completeness or adequacy of such **Insured's** financial statements, SEC filings, or internal controls; whether or not such public documents, statements or certifications are furnished to the **Insurer**.

- **Certificate of Deposit** means an acknowledgment in writing by a **Financial Organization** of receipt of **Money** with an engagement to repay it.

- **Certificated Security** means a share, participation or other interest in property or an enterprise of the issuer or an obligation of the issuer, which is:

  (a) represented by an instrument issued in bearer or registered form;

  (b) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

  (c) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

- **Computer or Telephonic Fraud** means:

  (a) the **Impairment** of:

    (i) any **Electronic Data** (including but not limited to any **Electronic Data** contained in any **Electronic Communication**); and/or

    (ii) any **Computer Programs**; and/or

    (iii) any **Uncertificated Security**; and/or

    (iv) any **Electronic Communications** on which the **Insured**, or any **Financial Organization** or **Service Bureau** acting on behalf of the **Insured**, have acted or relied; and/or

  (b) the **Insured**, or any **Financial Organization** or **Service Bureau** acting on behalf of the **Insured**, having acted or relied upon any **Electronic Communications** or **Telephonic Communications**, purporting to have been, but were not, sent or made by:

    (i) any office or department of the **Insured**; and/or

    (ii) a customer or client of the **Insured**, any shareholder of or subscriber to shares issued by any **Fund** or an authorized representative of such customer, client, shareholder or subscriber when acting in that capacity; and/or

    (iii) another **Financial Organization**; and/or

    (iv) a **Service Bureau**;

  (c) a **Financial Organization**, a customer or client of the **Insured**, any shareholder of or subscriber to shares issued by any **Fund** or an authorized representative of such customer, client, shareholder or subscriber when acting in that capacity or a **Service Bureau** having acted or relied upon any **Electronic Communications** or **Telephonic Communications**, purporting to have been, but were not, sent or made by:

    (i) the **Insured**; or

    (ii) another **Financial Organization** or **Service Bureau** acting on behalf of the **Insured**; and/or

  (d) the unauthorised use of an **Account Code** or **System Password** contained in a **Telephone System** owned or leased by the **Insured**, with the intention of directing telephone toll charges onto the **Insured**.

- **Computer Programs** means a collection of instructions that describes a task, or set of tasks, to be carried out by a **Computer System**, including but not limited to application software, operating systems, firmware and compilers.

- **Computer System** means a computer and all input, output, processing, storage (including but not limited to cloud computing and off-line media libraries), intranets and communication facilities including related communication or open systems networks and extranets which are connected directly or indirectly to such a device and any internet or media enabled smartphones, televisions and handheld tablet computers or similar devices with similar capabilities, whether data or WiFi enabled.

- **Counterfeit** means an imitation of an actual valid original, which is intended to deceive and to be taken as the original.

- **Custodian** means:

  (a) any party with which the **Insured** has a written or electronic agreement for the provision of purchasing services, safekeeping, registration and entitlement records for the **Insured**;

  (b) any regulated central securities depository.

  **Custodian** shall also include a sub-custodian, being any regulated person or organization which:

  (i) is involved in the provision of custodial services; and

  (ii) has a written or electronic agreement with the custodian detailed in sub-clause (a) or (b) above for the provision of such services.

- **Deductible** means the amount stated in Item 6 of the Declarations.

- **Depository** means any "securities depository" (other than any foreign securities depository) in which a **Fund** may deposit its securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

- **Discovered** or **Discovery** means when any **Responsible Person** first becomes aware of, or has any knowledge of, any act, omission or event which could reasonably be foreseen to give rise to a **Loss** covered by this policy, even though the exact amount or details of such **Loss**, act, omission or event are not known at the time of such discovery.

  **Discovery** also occurs when any **Responsible Person** first receives notice of an actual or potential claim in which it is alleged that the **Insured** is liable to a third party under circumstances which, if true would constitute a loss under this policy.

- **Electronic Communications** means instructions, messages, information or payments that have been, or appear to have been:

  (a) transmitted electronically:

    (i) through an **Electronic Communication System**; or

    (ii) over the Internet; or

  (b) communicated through the delivery of **Recording Media**.

- **Electronic Communication System** means any system which permits the electronic transmission of instructions, messages, information or payments, including but not limited to:

  (a) any touch tone telephone communication system;

  (b) telex, TWX or telefacsimile; and

  (c) any **Computer System** which operates automated teller machines or point of sale terminals.

- **Electronic Data** means facts or information converted to a form usable in a **Computer System** or an **Electronic Communications System** and which is stored on or capable of being stored on **Recording Media**.

- **Employee** means:

  (a) any of the **Insured's** officers or employees while performing services for the **Insured's** offices; and

  (b) any of the officers or employees of any predecessor of the **Insured** whose principal assets are acquired by the **Insured** by consolidation or merger with, or purchase of assets or capital stock of, such predecessor; and

(c) attorneys retained by the **Insured** to perform legal services for the **Insured** and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the **Insured**; and

(d) guest students pursuing their studies or duties in any of the **Insured's** offices; and

(e) directors or trustees of the **Insured** but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the property of the **Insured**; and

(f) any individual or individuals assigned to perform the usual duties of an employee within the premises for the **Insured**, by any agency furnishing temporary personnel on a contingent or part-time basis; and

(g) each natural person, partnership or corporation authorized by written or electronic agreement with the **Insured** to perform services as electronic data processor of checks or other accounting records of the **Insured**; and

(h) any employee or any partner of any named **Insured**; and

(i) any consultant whilst performing services or duties on behalf of the **Insured**; and

(j) each officer, partner or employee of:

 (i) any **Depository** or **Exchange**;

 (ii) any nominee in whose name is registered any security included in the systems for the central handling of securities established and maintained by any **Depository**; and

 (iii) any recognized service company which provides clerks or other personnel to any **Depository** or **Exchange** on a contract basis,

 while such officer, partner or employee is performing services for any **Depository** in the operation of systems for the central handling of securities; and

(k) each officer, director, trustee, partner or employee of:

 (i) an investment adviser;

 (ii) an underwriter (distributor);

 (iii) a transfer agent or shareholder accounting record-keeper; or

 (iv) an administrator authorized by written or electronic agreement to keep financial and/or other required records,

 for a **Fund**, but only while:

 (1) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an **Insured**; or

 (2) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the **Property** of the **Insured**; or

 (3) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee.

**Employee** does not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting record-keeper or administrator:

(a) which is not an "affiliated person" (as defined in section 2(a) of the Investment Company Act of 1940) of a **Fund** or of the adviser or underwriter of such **Fund**; or

(b) which is a "Bank" (as defined in section 2(a) of the Investment Company Act of 1940).

- **Evidence of Debt** means an instrument, including a **Negotiable Instrument**, executed by a customer or client of the **Insured** and held by the **Insured** which in the regular course of business is treated as evidencing the customer's or client's debt to the **Insured**.

- **Exchange** means any national securities exchange registered under the Securities Exchange Act of 1934.

- **Extended Reporting Period** means the extended reporting period set forth under Section 16 (Extended Reporting Period) of this policy.

- **Financial Organization** means:

(a) any bank, credit institution, financial institution, undertaking for collective investment in securities, investment firm, stockbroker, asset management company, building society, friendly society, or similar organization;

(b) a regulated investment exchange or automated clearing house.

(c) any **Custodian**.

- **First Named Insured** means the entity first named in Item 1 of the Declarations.

- **Forgery** means the signing of the name of another person or organization with intent to deceive; it does not mean a signature, which consists in whole, or in part of one's own name signed with or without authority, in any capacity, for any purpose.

- **Fraudulent Retention** means:

(a) the wrongful retention of funds or **Property** by a third party recipient without contractual or other legal right to such retention;

(b) the inability to recover any funds or **Property** erroneously transferred into the account of a third party recipient, despite all reasonable efforts to secure such recovery, solely because:

(i) the third party recipient is unknown; or

(ii) such funds or **Property** have been misappropriated.

- **Fraudulently Induced Instruction** means any instruction for the purpose of directing or transferring funds or property (including **Property**) and/or updating **Vendor** account information communicated to the **Insured** or an employee of the **Insured** by:

(a) a natural person purporting to be a director, officer, partner, member, sole proprietor or other employee of the **Insured** or by an individual acting in collusion with such person to instruct other employees of the **Insured** to transfer, pay or deliver funds or property (including **Property**) and/or update **Vendor** account information, but which instruction was in fact fraudulently transmitted by someone else without the authority and knowledge of such director, officer, partner, member, sole proprietor or other employee of the **Insured**;

(b) a natural person purporting to be a director, officer, partner, member, sole proprietor or employee of a **Vendor** or a customer or client of the **Insured** or a shareholder of or subscriber to shares issued by any **Fund** (including but not limited to any director, officer, partner, member, sole proprietor or employee of such customer, client, shareholder or subscriber) or by an individual acting in collusion with such person, but which instruction was in fact fraudulently transmitted by someone else without the authority and knowledge of such director, officer, partner, member, sole proprietor or employee of a **Vendor** or a customer or client of the **Insured** or a shareholder of or subscriber to shares issued by any **Fund**; or

(c) a natural person purporting to be an authorised representative of any **Financial Organization** acting on behalf of a **Vendor** or a customer or client of the **Insured** or a shareholder of or subscriber to shares issued by any **Fund** with authorisation to make such instructions, but which instruction was in fact fraudulently transmitted by someone else without the authority and knowledge of such authorised representative.

- **Full Annual Premium** means the premium level in effect immediately prior to the end of the **Policy Period**.

- **Fund** means any investment company which is specifically listed in this policy or created or acquired during the **Policy Period** in accordance with sub-clause (c) of General Condition 3.2 of this policy.

  **Fund** shall also include any private entity whose sole purpose is holding or acquiring on behalf of one or more investment companies (as described above) debt or equity investments and/or interests in financial derivatives, either directly or indirectly, including any blocker, feeder or other entity that facilitates the transfer, collection or distribution of funds between or among any **Insured Entities** and/or investor in an investment company (as described above), including but not limited to controlled foreign corporations. For the avoidance of doubt, **Operating Entities** are not covered.

- **Guarantee** means a written undertaking obligating the signer to pay the debt of another to the **Insured** or its assignee or to a financial institution from which the **Insured** has purchased participation in the debt, if the debt is not paid in accordance with its terms.

- **Impairment** means fraudulent, dishonest, malicious or criminal:

  (a) preparation; and/or

  (b) input; and/or

  (c) modification; and/or

  (d) deletion,

  whether actual or attempted by or at the behest of any person or persons.

- **Instruction** to an **Issuer** means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the **Uncertificated Security** specified be registered.

- **Insured** means:

  (a) the **Named Insured**; and

  (b) any other entity designated as an “Additional Named Insured” under this policy.

- **Insurer** means Pioneer PFI9375.

- **Legal Proceeding** means any legal proceeding brought to determine the **Insured’s** liability for any **Loss**, claim or damage which, if established, would constitute a collectible **Loss** under this policy.

- **Lending** or **Loan** means any of the following:

  (a) all extensions of credit by the **Insured** and all transactions creating a creditor or lessor relationship in favour of the **Insured**, including but not limited to transactions by which the **Insured** assumes an existing creditor or lessor relationship and includes any such extensions of credit, whether authorised or unauthorised; and/or

  (b) any note, account, agreement or other **Evidence of Debt** assigned or sold to, or discounted or otherwise acquired by the **Insured**, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts or invoices.

- **Letter of Credit** means an engagement in writing by a **Financial Organization** or other person made at the request of a customer that the **Financial Organization** or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the **Letter of Credit**.

- **Limit of Liability** means the amount stated in Item 3 of the Declarations.

- **Loss** means:

  (a) direct financial loss sustained by the **Insured** and as set out in the policy;

  (b) **Preparation Costs**; and/or

(c) **Verification and Reconstitution Costs**.

- **Malware** means any unauthorized, corrupting or harmful software code, including but not limited to computer viruses, ransomware, Trojan horses, keystroke loggers, spyware, adware, worms and logic bombs.

- **Money** means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

- **Named Insured** means the entity(ies) specified in Item 1 of the Declarations.

- **Negotiable Instrument** means any writing:

  (a) signed by the maker or drawer; and

  (b) containing any unconditional promise or order to pay a sum certain in **Money** and no other promise, order, obligation or power given by the maker or drawer; and

  (c) is payable on demand or at a definite time; and

  (d) is payable to order or bearer.

- **Operating Entity** means an entity whose primary purpose is to carry on a commercial or industrial enterprise rather than the making, holding, management, realization or disposal of investments or reinvestments of any kind.

- **Policy Period** means the period of time from the inception date shown in Item 2 of the Declarations to the earlier of the expiration date shown in Item 2 of the Declarations or the effective date of cancelation of this policy.

- **Preparation Costs** means costs, charges, fees, disbursements and expenses incurred and/or paid by the **Insured**, with the prior written approval by the **Insurer** (such approval not to be unreasonably delayed or withheld), for independent outside accountants, solicitors or other specialists or professional persons to determine, or attempt to determine the amount and/or extent of any direct financial loss covered under this policy.

- **Prior Policy** means the policy identified in Item 10 of the Declarations.

- **Property** means **Money**, **Certificated Securities**, **Uncertificated Securities**, **Negotiable Instruments**, **Certificates of Deposit**, documents of title, **Acceptances**, **Evidences of Debt**, security agreements, **Withdrawal Orders**, certificates of origin or title, **Letters of Credit**, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

  **Property** shall include **Recording Media**.

- **Recording Media** means the physical components or materials on which **Electronic Data** or **Computer Programs** can be recorded.

- **Responsible Person** means the person(s) stated under Item 9 of the Declarations.

- **Restricted Notification** means when the **Insured** is prevented from disclosing the existence of or details of any **Loss** to the **Insurer** after it has been **Discovered** due to any legal or regulatory prohibition imposed by or on behalf of any regulatory, police or prosecuting authority anywhere in the world.

- **Self-Regulatory Organization** means any association of investment advisers or securities dealers registered under the federal securities laws, or any **Exchange**.

- **Service Bureau** means a natural person, partnership or corporation authorised by written or electronic agreement with the **Insured** to perform data processing services using **Computer Systems**.

- **Single Loss** means all covered **Loss**, including court costs and legal costs, charges, fees, disbursements and expenses incurred by the **Insurer** under General Condition 3.5, resulting from:

  (a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no **Employee** is implicated; or

  (b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an **Employee** or not) resulting in damage to or destruction or misplacement of property; or

  (c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an **Employee** or not) or in which such person is implicated; or

  (d) any one casualty or event not specified in (a), (b) or (c) preceding.

- **Single Loss Limit** means the amount(s) stated in Item 4 of the Declarations.

- **Statement of Uncertificated Security** means a written statement of the issuer of an **Uncertificated Security** containing:

  (a) a description of the issue of which the **Uncertificated Security** is a part;

  (b) the number of shares or units: transferred to the registered owner; pledged by the registered owner to the registered pledgee; released from pledge by the registered pledgee; registered in the name of the registered owner on the date of the statements; or subject to pledge on the date of the statement;

  (c) the name and address of the registered owner and registered pledge;

  (d) a notation of any liens and restrictions of the issuer and any adverse claims to which the **Uncertificated Security** is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

  (e) the date the transfer of the shares or units to the new registered owner of the shares or units was registered, the pledge of the registered pledgee was registered or of the statement, if it is a periodic or annual statement.

- **System Password** means a confidential and protected string of characters that identifies or authenticates a person and permits said person to gain access to the **Telephone System** or any portion thereof in order to perform security functions, system administration or maintenance functions.

- **Telephonic Communications** means instructions, messages, information or payments made over the telephone or by Voice over Internet Protocol (VoIP), or other forms of IP or broadband telephony.

- **Telephone System** means a private branch exchange, a third party hosted telephony service, voice mail processor, automated call-back attendant or a **Computer System** with a similar capacity.

- **Tested** means a method of authenticating the contents of a communication by utilizing:

  (a) a valid test key, including but not limited to a digital signature, public key cryptography, asymmetric cryptography or other similar technologies or encryption methods, for the purpose of protecting the integrity of that communication; or

  (b) a Personal Identification Number (PIN); or

  (c) a “call back” procedure to an authorised person, other than the individual initiating the communication.

- **Theft** means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

- **Uncertificated Security** means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

  (a) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(b) of a type commonly dealt in on securities exchanges or markets; and

(c) each one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

- **Vendor** means any entity with which the **Insured** has a legitimate pre-existing arrangement or written or electronic agreement to provide goods, services or other activities to the **Insured**.

- **Verification and Reconstitution Costs** means costs, charges, fees, disbursements and expenses incurred and/or paid by the **Insured**, with the prior written approval by the **Insurer** (such approval not to be unreasonably delayed or withheld), for the verification or reconstitution or removal of:

  (a) **Computer Programs** or **Electronic Data** which have been the subject of **Impairment**; or

  (b) **Malware**.

- **Withdrawal Order** means a non-negotiable instrument, other than an **Instruction** to an **Issuer**, signed by a customer or client of the **Insured** or any shareholder of or subscriber to shares issued by any **Fund** authorizing the **Insured** to debit the customer's, client's, shareholder's or subscriber's account in the amount of funds stated therein.

**ENDORSEMENT NO. 1 ATTACHING TO SECTION A AND SECTION B**

## Additional Insured Endorsement

This endorsement forms a part of Policy Number B080141967P19 issued to Aberdeen Standard Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF (BCD), Aberdeen Standard Bloomberg All Commodity Strategy K-1 Free ETF (BCI), Aberdeen Standard Bloomberg WTI Crude Oil Strategy K-1 Free ETF (AOIL) (formerly, Aberdeen Standard Bloomberg Energy Commodity Longer Dated Strategy K-1 Free ETF (BEF))

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

This policy is endorsed to provide cover for the following Additional Named Insured:

- Aberdeen Standard All Commodity Fund Limited
- Aberdeen Standard All Commodity Longer Dated Fund Limited
- Aberdeen Standard WTI Crude Oil Fund Limited (formerly Aberdeen Standard Energy Longer Dated Fund Limited)
- Aberdeen Standard Bloomberg Energy Commodity Strategy K-1 Free ETF [not operational]
- Aberdeen Standard Energy Fund Limited
- Aberdeen Standard Bloomberg Agriculture Commodity Strategy K-1 Free ETF [not operational]
- Aberdeen Standard Agriculture Fund Limited

All other terms, conditions and exclusions remain unchanged.

**Aberdeen Standard Investments ETFs**
712 Fifth Avenue – 49th Floor
New York, New York 10019

SECRETARY'S CERTIFICATE

The undersigned hereby certifies that she is the Secretary of Aberdeen Standard Investments ETFs, a Delaware statutory trust (the "Trust"), and further certifies that:

1. The following is a true and correct extract from the minutes of a meeting of the Board of Trustees of the Trust (the "Board") on the 2nd day of April, 2019 and that such resolutions are in full force and effect:

   Whereupon, upon motion duly made and seconded, the Board, including all of the Independent Trustees, unanimously adopted the following resolutions:

***Approval of Fidelity Bond***

**RESOLVED,** that the Board of Trustees of the Trust, including a majority of the Trustees who are not "interested persons" of the Trust as defined in the Investment Company Act of 1940 (the "1940 Act") (the "Independent Trustees"), hereby approves and ratifies the Trust's fidelity bond issued by Pioneer Consortium for a one-year period from the date of effectiveness of such fidelity bond; and it is

**FURTHER RESOLVED,** that the Board finds the coverage provided by the bond in the aggregate amount of $600,000 is reasonable in form and amount after having given due consideration to all factors deemed relevant by the Board, including, but not limited to, (i) the expected value of the aggregate assets of the Trust to which any officer or employee of the Trust may have access, (ii) the type and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of the securities in the Trust's portfolios; and it is

**FURTHER RESOLVED,** that the Board, including the Independent Trustees, hereby determines that the annual premium of $2,922.85 (paid by the Trust's adviser) for the bond is fair and reasonable and that the annual premium be, and it hereby is, approved and ratified; and it is

**FURTHER RESOLVED,** that the appropriate officers of the Trust be, and each hereby is, authorized to increase the amount of the bond coverage from time to time, if necessary, to ensure adequate coverage based upon the value of the Trust's assets and to enable the Trust to remain in compliance with the 1940 Act and the rules promulgated thereunder; and it is

**FURTHER RESOLVED,** that the Secretary of the Trust or his or her delegate be, and each hereby is, authorized to make all necessary filings and give all notices and information with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and it is

**FURTHER RESOLVED,** that all payments made and such other actions taken by the officers of the Trust, in the name and on behalf of the Trust, as was necessary or appropriate in connection with or in furtherance of the foregoing resolutions be, and hereby are, ratified.

2. The period for which premiums have been paid with respect to the Bond is April 27, 2019 through April 27, 2020.

IN WITNESS WHEREOF, I have executed this Certificate as of May 23, 2019.

/s/ Megan Kennedy
Megan Kennedy
Secretary